UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

J.Jill, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38026	45-1459825
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4 Batterymarch Park, Quincy, MA		02169
(Address of principal executive offices)		(Zip Code)

Mary Ellen Coyne     (617) 376-4300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

J.Jill, Inc. (the “Company”) has reviewed its products to ascertain whether they contain tin, tantalum, tungsten or gold (“3TG”) and has determined that 3TG are contained in, and are necessary to the functionality or production of, certain products that were manufactured by or on behalf of the Company during the calendar year 2025 (the “Covered Products”). As a result of this determination, the Company conducted a reasonable country of origin inquiry to ascertain whether any 3TG in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”). Based on the results of the Company’s reasonable country of origin inquiry, the Company has no reason to believe that any 3TG in its Covered Products originated in a Covered Country. The reasonable country of origin inquiry the Company undertook in making its determination and the results of the inquiry are briefly described below.

The Company’s Conflict Minerals Policy (the “Policy”) supports the goal of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to prevent armed groups from benefitting from the sourcing of 3TG from the Covered Countries. The Company requires its vendors and suppliers to purchase 3TG only from legitimate sources not involved in funding conflict and to avoid the use of 3TG that may, directly or indirectly, finance or benefit armed groups in the Covered Countries. Under the Policy, vendors and suppliers are expected to verify that the 3TG they purchase for the Covered Products are conflict free, and to cooperate with the Company in its efforts to ascertain the source and origin of 3TG used in Covered Products.

To determine whether any 3TG contained in the Covered Products originated in a Covered Country, the Company identified all of its Covered Products and each of its suppliers who supply Covered Products or components or materials that contain 3TG and that are used in Covered Products (“Covered Suppliers”). The Company requested each of its Covered Suppliers to complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). The CMRT is designed to confirm the use of 3TG by the Covered Suppliers, to identify the source of the 3TG, and to determine whether any of the 3TG originated in the Covered Countries or were from recycled or scrap sources. The Company reviewed the CMRT responses it received from each of its Covered Suppliers.

Covered Suppliers have indicated that they are not aware of any 3TG supplied to the Company that originated from a Covered Country. Any smelters and refiners identified by the Covered Suppliers in the CMRT responses are listed by CFSI as either compliant with or active in the CFSI Conflict-Free Smelter Program assessment protocols.

The Company’s Conflict Minerals Policy is available at https://www.jjill.com/social-responsibility. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

J.JILL, INC.

Date: May 29, 2026	By:	/s/ Mary Ellen Coyne
		Name:	Mary Ellen Coyne
		Title:	President and Chief Executive Officer